JACK Franchisee Letter Re Biglari Vote No Campaign

Subject: Update Regarding Our Upcoming Annual Meeting of Shareholders

Dear Jack in the Box Franchisees and Franchise Leadership,

I'm writing to update you on recent news about Jack in the Box. As you may be aware, Biglari Capital Corp. (collectively with the participants in its solicitation, the "Biglari Group"), a shareholder of the Company, recently launched a "vote no" campaign in relation to the election of a Jack in the Box director at our upcoming Annual Meeting of Shareholders.

For those not familiar, a "vote no" campaign is when a shareholder asks others to vote against certain directors without nominating replacements. In our case, the Biglari Group is asking shareholders to vote against the re-election of David Goebel, Independent Chair of our Board. In the next few weeks leading up to our Annual Meeting, you may see various press releases or other communications from the Company and the Biglari Group, including some that may be critical of the Company.

We are confident that we have the right Board and Executive Leadership Team in place to improve Jack in the Box's long-term financial performance, strengthen the balance sheet and position the Company for sustainable growth. All of our director nominees—including David Goebel—are engaged and highly qualified with skills crucial to our business and strategy, including having led major brand transformations, steered complex operational turnarounds, and delivered long-term growth in competitive environments. In particular, David Goebel brings extensive industry experience and deep knowledge of our operations that is critical to the Company during this important time as we execute our "JACK on Track" plan.

We have a small internal team in place that is handling this matter related to our Annual Shareholder Meeting, and I want to assure you that it has no impact on the time or resources we are devoting to supporting you and your businesses. Our Board and the Executive Leadership team are deeply focused on making the changes needed to regain momentum and drive sales and EBITDA, and this matter will not detract from those efforts. While we know that we still have work to do, we are making real progress and expect to see meaningful improvements in 2026.

If you have any questions, please feel free to reach out to me or your normal contact at Jack in the Box. If you receive inquiries from third parties related to the Annual Shareholder Meeting or the Biglari Group's campaign, please direct them to **Rachel Webb**.

We recognize the instrumental role each of you play in the success of Jack in the Box, and your continued support is greatly appreciated. I'd like to express my sincere thanks for your efforts in delivering amazing guest experiences at Jack in the Box restaurants each and every day. We remain committed to driving our mutual success.

Sincerely,

Lance Tucker
Chief Executive Officer, Jack in the Box Inc.

Important Additional Information and Where to Find It
The Company has filed a definitive proxy statement (the "Proxy Statement") and a **WHITE** proxy card with the SEC in connection with the solicitation of proxies for the Annual Meeting. SHAREHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ THE PROXY STATEMENT, ACCOMPANYING **WHITE** PROXY CARD, AND ALL OTHER DOCUMENTS FILED WITH, OR FURNISHED TO, THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE ANNUAL MEETING. Shareholders are able to obtain the Proxy Statement, any amendments or supplements to the Proxy Statement, and other documents filed by the Company with the SEC at no charge at the SEC's website at www.sec.gov. Copies are also available at no charge at the Company's website at https://investors.jackinthebox.com/financials/sec-filings/.